Pequot Resources, Inc.
(formerly Atlas Resources, Incorp.)
4759 Kester Avenue
Sherman Oaks, CA 91403
Telephone: 310-780-1558

November 4, 2011

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Norman von Holtzendorff

Dear Sirs:

Re:           Registration Statement on Form S-1 – SEC File #333-166848

Further to your letter dated September 14, 2011 concerning our registration statement on Form S-1, we respond to your comments as follows:

Budget, page 18

1.
We note your statement that “We intend to commence the initial phase of exploration in the early fall of 2011 and anticipate that it will be completed by the end of fall of 2011, including the interpretation of all data collected.” Please discuss in better detail how you will meet this plan, given that you have $1,327 cash on hand and the anticipated budget is $20,000. We note your statement that you anticipate that additional funding will be raised from the sale of your common stock but that you do not have any arrangements in place for any future equity financing. Given that fall of 2011 is a few weeks away, clarify the actions you intend to take to substantiate your claim that you intend to commence and complete the initial phase of exploration.

We have updated our disclosure to indicate that we have commenced the initial phase of exploration and that one of our directors, Blair Sorby, has agreed to provide us with the funds necessary to undertake the program.

Financial Statements, page F-1

2.
We note that you present the required statements of operations and cash flows for the six months ended June 30, 2011 and for the period from June 23, 2009 (inception) through June 30, 2011. Please revise your document to also include the comparative statements of operations and cash flows for the six months ended June 30, 2010 to comply with Item 8-02 of Regulation S-X.

We have amended our registration statement to include comparative statements of operations and cash flows for the six months ended June 30, 2010.

Plan of Operation, page 22

3.
We note your statement that “we have enough funds on hand to commence initial exploration on the Portage Bay claim… .” Please clarify here exactly what amount of funds you have on hand and what you expect to be able to accomplish using those funds.

We have disclosed our cash on hand position and we have also indicated that our director, Blair Sorby, is lending us funds in order to proceed with the initial exploration program on the Portage Bay claim.

Exhibit 5.1, Legal Opinion

4.
We note that the legal opinion states that “we are of the opinion that the Shares being sold pursuant to the Registration Statement are duly authorized and will be, when issued in the manner described in the Registration Statement, legally and validly issued, fully paid and non-assessable [emphasis added].” The shares appear to have already been issued to the selling shareholders. If appropriate, please provide a revised legal opinion with corrected language.

We have filed a revised legal opinion as an exhibit to our amended registration statement.

Yours truly,

/s/ Blair Sorby

Blair Sorby
President